SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			19,150,638		0.1218	0.1218

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	09	17,485	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	42,543	0.00000	0.00
			Total Conversion ADRs (Out)		60,028		0.00
Shares	Common	Direct with the Company	Exerc Options	01	45,525	1.70284	77,521.79
Shares	Common	Direct with the Company	Exerc Options	05	112,975	9.35960	1,057,400.81
Shares	Common	Direct with the Company	Exerc Options	11	80,500	6.95880	560,183.40
Shares	Common	Direct with the Company	Exerc Options	11	57,225	9.35960	535,603.11
Shares	Common	Direct with the Company	Exerc Options	16	75,250	3.73096	280,754.74
Shares	Common	Direct with the Company	Exerc Options	16	57,225	9.35960	535,603.11
Shares	Common	Direct with the Company	Exerc Options	18	63,425	3.73096	236,636.14
Shares	Common	Direct with the Company	Exerc Options	18	54,225	9.35960	507,524.31
			Total Sell		546,350		3,791,227.41

Shares	Common	Direct with the Company	Plan of Shares Acquisition	11	61,671	19.50	1,202,584.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	40,818	20.00	816,360.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	37,358	19.92	744,171.36
			Total Buy		139,847		2,763,115.86

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			18,684,107		0.1189	0.1189

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In August 2016:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	09	17,485	0.00000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	42,543	0.00000	0.00
			Total Conversion ADRs (In)		60,028		0.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	09	161,515	6.13	990,084.80
Shares	Common	Direct with the Company	Plan of Shares Acquisition	12	50,232	6.20	311,433.74
			Total Buy		211,747		1,301,518.54

Shares	Common	Direct with the Company	Exerc Options	09	179,000	5.5312000	990,084.80
Shares	Common	Direct with the Company	Exerc Options	12	40,450	5.5312000	223,737.04
Shares	Common	Direct with the Company	Exerc Options	12	52,325	1.6760000	87,696.70
			Total Sell		271,775		1,301,518.54

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer